FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are a copy of the Company's report for the six months ended June 30, 2014, containing certain unaudited financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2014 and 2013 (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ María Cecilia Yad
Name: María Cecilia Yad
Title: Chief Financial Officer

Dated: August 14, 2014

      Exhibit 1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	our ability to obtain additional financing or amend existing facilities or refinance existing facilities;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct and obtain delivery of new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates and inflation in the economies of the countries in which we operate, including wage inflation as a result of trade union negotiations;

•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs; and

•	potential liability from future litigation.

ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS FOR THE
 SIX MONTHS ENDED JUNE 30, 2014 AND 2013 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the six months ended June 30, 2014, and 2013 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 682 barges and 33 pushboats as of June 30, 2014, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargoes through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 55% of world soybean production in 2014, as compared to 30% in 1995. We also have a barge building facility at Punta Alvear, Argentina, which is the most modern of its kind in South America. During the first six months of 2014 we have continued to produce barges for third parties as well as for our own account.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of June 30, 2014, our Offshore Supply Business fleet consisted of fourteen Platform Supply Vessels, or PSVs, of which ten were in operation in Brazil and four in the North Sea. Our recently acquired newbuilt PSVs UP Agate and UP Coral commenced their operation during April 2014, while our UP Opal commenced in May 2014.

Our Ocean Business, as of June 30, 2014, operates six ocean-going vessels that we employ in the South American coastal trade where we have preferential rights and customer relationships. The six vessels are comprised of four Product Tankers (one of which, the Austral, is bareboat –chartered in to us) and two container feeder vessels.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Recent Developments

On July 13, 2014, the Company appointed Rodrigo Lowndes to its board of directors following the resignation of Fernando Barros. Mr. Lowndes, a Brazilian national, is a partner with Southern Cross in the Sao Paulo office and has been with that firm since 2009.

On July 15, 2014, the major shareholders of the Company made filings with the U.S. Securities and Exchange Commission in which they disclosed the following: on July 13, 2014, Sparrow Capital Investments Ltd. ("Sparrow"), a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross") and our major shareholder, entered into a share purchase agreement with Hazels (Bahamas) Investments Inc. ("Hazels") and Inversiones Los Avellanos S.A. ("Los Avellanos"), to purchase all of Hazels' and Los Avellanos' outstanding equity interests in the Company, increasing Southern Cross' interest in the Company from 67% to 85%. Under the terms of the agreement, Sparrow will acquire from Hazels, Los Avellanos, and certain entities affiliated with them, the rights to 25,326,821 shares of common stock of the Company ("Common Stock"). The price has been agreed at the equivalent of $4.00 per share of Common Stock. Upon completion of the transaction, the capital of the Company will be comprised exclusively of single voting shares. The transaction is expected to close on or before September 11, 2014, and the agreement sets forth certain customary closing conditions such as waivers from lenders. The agreement also provides Hazels with the opportunity to offer to purchase the Company's Ocean Business for a price to be determined, subject to terms and conditions including the approval of the independent director of the Company. In connection with the transaction, it has been agreed with Felipe Menéndez and Ricardo Menéndez that the Company will terminate their respective employment and consulting agreements upon closing and enter into new employment and consulting agreements. Felipe Menéndez and Ricardo Menéndez will remain with the Company as directors. A new Chief Executive Officer of the Company is expected to be appointed effective as of the closing of the transaction.

On August 6, 2014, the Board of Petrobras confirmed a four-year charter for our UP Opal at $31,000 per day which can be delivered in our option up to April 2015 and also the renewal of the four-year charter of our UP Safira at $30,000 per day as from the termination of her current contract in the second half of 2014.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we currently contract for the carriage of cargoes, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. We also contract a portion of our river fleet on Time Charter to third parties. Our River Business also provides transshipment services transferring cargoes from river barges to oceangoing vessels for which we are paid on the basis of a fixed tariff per ton and a minimum take-or-pay volume. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis. In addition, we derive revenues from the sale of new barges built at our Punta Alvear yard to third parties except for the sale of barges to a third party which qualify for sale-and-lease back accounting, in which case the profit from that sale is deferred over the life of the lease. In that case, neither net revenues nor manufacturing expenses are recognized and the net result from the sale of those barges is deferred in time throughout the term of the lease.

In our Offshore Supply Business, we contract a substantial portion of our capacity under time charters to charterers in Brazil. We may decide to employ our vessels in the North Sea spot and/or term market or in any other markets such as West Africa.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. We sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit ("TEU") basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. In the case of COAs for bulk shipments generally the vessels' capacity is contracted by one customer whereas in our container feeder service the revenue is derived from multiple customers on any single voyage. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and

•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo or dollars per TEU, and

•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 49% of the total revenues derived from transportation services in the first six months of 2014 and COA revenues accounted for 51%. With respect to COA revenues derived from transportation service in the first six months of 2014, 95% were in respect of repetitive voyages for our regular customers and 5% were in respect of single voyages for occasional customers.

Our container vessels are paid on a rate based on each container shipped and is expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under a COA.

In our River Business, demand for our cargo carrying services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Offshore Supply Business, we currently have ten of our PSVs operating under long-term charters with Petrobras in Brazil and four PSVs operating in the North Sea. Our recently acquired newbuilt PSVs UP Agate and UP Coral commenced their operation during April 2014, while our UP Opal commenced in May 2014.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the first six months of 2014.

 Expenses

Our operating expenses generally include the cost of all vessel operating expenses including crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are wages paid to marine personnel, marine insurance costs and the cost of repairs and maintenance. However there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses include general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties, primarily for certain harbour tugs.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties who provide brokerage services and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil or from the yard where they have been built to their operating location. All these costs are fully covered by us.

In our Ocean Business, our tanker vessels are generally under time charter so we do not incur bunker or significant port expenses. However through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs, or THC, incurred in the regular operation of our container feeder service and agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, where we operate one floating dry dock, a shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina, one grain loading terminal and 50% of a second terminal in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina.

Through our Offshore Supply Business, we hold a lease for office and warehouse space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located in Coral Gables, Florida, United States. We also hold subleases to additional office space at Ciudad Autónoma de Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and revenues. We are also exposed to exchange rate risk on the portion of our balances denominated in currencies other than the U.S. dollar, including (but not limited to) tax credits in various jurisdictions in South America.

During the first six months of 2014, 91% of our revenues were denominated in U.S. dollars. Also, for the period ended June 30, 2014, 6% of our revenues were denominated and collected in Brazilian reais and 3% were denominated and collected in British pounds. However, 42% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the first six months of 2014 significant amounts of our expenses were denominated in U.S. dollars and 38% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction.

Foreign currency exchange gains (losses), net, are included as a component of other income (expenses), net, in our unaudited condensed consolidated financial statements.

Inflation, Interest Rates and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated in the short term by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Please see Foreign Currency Transactions.

If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest rates in most loan agreements in our industry have been based on published LIBOR rates. After the financial crisis which began in 2008, however, lenders have insisted on provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. Since then, we have been required to include similar provisions in some of our financings. If our lenders were to use the interest rate on their cost-of-funds instead of LIBOR in connection with such provisions, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of June 30, 2014, the Company had $58.7 million of LIBOR-based variable rate borrowings under its credit facilities with IFC and OFID subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum until June 2016.

 As of June 30, 2014, the Company had $17.7 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $18.0 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $18.0 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of June 30, 2014, the Company had $7.3 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.

Additionally, as of June 30, 2014, the Company had other variable rate debt (due 2014 through 2021) totaling $140.3 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis point margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of June 30, 2014, the weighted average interest rate on these borrowings was 3.1%.

A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.4 million increase in our interest expense per year, which would adversely affect our earnings and cash flow.

We have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (either positive or negative). Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to protect us against fuel price fluctuations since the adjustment to our freights are generally ruled by variations reflected in international indexes such as Platts US Gulf Coast prices whereas local circumstances may alter the prices at the places where we have to buy our fuel in a different way. Additionally, as our re-engining and repowering program progresses and more pushboats in our fleet start to consume heavy fuel (as opposed to diesel oil), the adjustment formulas in our transportation contracts will gradually cease to reflect the change in our fuel costs, resulting in gradually larger misalignments between such adjustments and our fuel purchases.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since they are generally responsible for the supply and cost of fuel. During their positioning voyage from their delivery shipyard up to their area of operation and if and when a vessel is off-hire for technical or commercial reasons, fuel consumption will be for owners' account.

In our Ocean Business, for those vessels that operate under time charters, increases on bunker (fuel oil) costs do not have a material effect on the results of those vessels which are time chartered to third parties, since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account, which is calculated for the voyage at an assumed bunker cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variations in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

In our container feeder service, the operation of our two container feeder vessels, Asturiano and Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and although we can adjust our rates per TEU in connection with these variations, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

 Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and applied a fine of 100% of that amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claimed to be equally not liable. On October 19, 2007, we presented a report by an expert highly favorable to our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court's decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $0.6 million non-withheld taxes, $0.7 million in fines and $1.3 million in accrued due interests. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interests. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid the total amount of $1.3 million in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of the Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings has concluded and a decision of the Court is pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings until such decision of the court is received and also contest any new investigation into the matter on the grounds that the action is time barred. In one of those reopened proceedings the Customs Authorities of Paraguay made a wrong determination of the taxes owed and fines and upon UABL's request through the submission of a remedy such customs authorities issued a resolution on August 8, 2012 with a revised adjustment, where they found UABL S.A., UABL Paraguay S.A. and Yataity S.A. liable to pay approximately $0.4 million subject to a fine of 100% of that amount. Having ended the administrative proceedings, on August 10, 2012 UABL commenced judicial proceedings to obtain a court judgment to rule off the erroneous decision of the Customs Authorities based on concrete evidence that the sum due was duly paid and that no fine should then be imposed. Customs Authorities of Paraguay submitted their defense, the evidentiary stage was concluded on August 9, 2013, and the Company now awaits the judgment. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010, the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010, the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF S.A. in Argentina. UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases. On September 23, 2013, Customs in Asunción issued a new ruling on the matter imposing the same fine of Gs. 54.723.820 (approximately $12,000) but the denouncing parties appealed such decision. On October 10, 2013 UABL Paraguay S.A. submitted its reply to the appeal. On November 22, 2013, Customs in Asunción issued a new ruling determining that UABL Paraguay S.A. would owe taxes in the amount of Gs. 6.028.317.852 (approximately $1.37 million) together with a fine for non- payment of the taxes in the same amount. On December 26, 2013, UABL Paraguay S.A. commenced legal proceedings in order to reverse the referred decision. Customs Authorities submitted their reply and the evidentiary stage was opened on July 25, 2014. Our local counsel is of the opinion that the competent Court will overturn the Custom´s ruling, and that therefore there is only a remote possibility that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. On June 24, 2011, Oceanpar S.A. and UABL Paraguay S.A. submitted the evidence of all payments effected in 2008 corresponding to the re-importation of these barges. The evidentiary stage of the proceedings was concluded and the Customs issued its ruling on the matter imposing a fine of Gs. 2.791.514.822 (approximately $0.6 million). Oceanpar S.A. and UABL Paraguay S.A. made an administrative submission asking for a reconsideration of the decision, which was rejected on June 18, 2013. On July 18, 2013, Oceanpar S.A. and UABL Paraguay S.A. commenced judicial proceedings in order to appeal the said decisions. On February 14, 2014 Customs Authorities submitted their reply and the evidentiary stage was opened on May 22, 2014. Our local counsel has advised that there is only a remote chance that these proceedings will have a material adverse impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. - Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. would have improperly used some fiscal credit and suggested some rectifications to be made. The aforementioned tax authorities also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABL Paraguay S.A. commenced administrative proceedings on December 23, 2011, in order to refute the said findings and formally replied to all of the allegations upon which the finding was made. A decision of the administrative authorities is now pending. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3.0 million. The proceedings are purely administrative at this point and if the tax authority should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

Obras Terminales y Servicios S.A. – Judicial Administration

On August 16, 2009, Mrs. Maria L. Rodriguez-Mendieta (hereinafter the "Plaintiff") commenced legal proceedings in Ciudad del Este, Paraguay against Obras Terminales y Servicios S.A. (hereinafter "OTS"), UABL Terminals (Paraguay) S.A., our subsidiary in the River Business, certain directors and representatives in our River Business, and some of Mr. Abadie's successors and assigns. The Plaintiff alleged to be the holder of 50% of the capital stock of OTS that belongs to the Abadie family. OTS is the Company's 50% subsidiary that owns Tres Fronteras terminal. On August 21, 2009, the competent court granted an injunction to intervene OTS by appointing a Judicial Manager who replaced OTS' board of directors. The Plaintiff argued that an extraordinary shareholders meeting of OTS held in 2005 resolved to increase the capital stock and consequently the whole of OTS' shares certificates were substituted prejudicing her rights since her shares certificates were neither cancelled nor substituted by new certificates. The Plaintiff requested the Paraguayan court: a) to recognize her capacity of shareholder of OTS in substitution of the Abadie family; b) payment of dividends; c) nullity of some legal acts; and d) removal of OTS' managers. All defendants submitted their defenses before the competent court. On March 28, 2014, the Judge resolved to terminate the proceedings due to want of prosecution. The Plaintiff filed an appeal and a nullity motion, which were both dismissed on June 2, 2014. We have been advised by local counsel that in the event a new legal action is commenced, it will only affect the Abadie family without causing any financial material adverse effect on the remaining 50% capital stock of OTS that belongs to UABL Terminals (Paraguay) S.A.

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs. The total weight of those steel plates was 473 tons and their import value was approximately $0.37 million. The request of UPSA to the Secretary of Industry was based on the cancellations made by some related shipping companies that had formerly requested repair services for their vessels. Such repairs cancellations prevented UPSA to conduct the industrialized conversion of the above referred steel plates. On August 7, 2009, since UPSA commenced negotiations with two shipping companies for repairing some of their vessels, a time extension was requested to the Argentine Secretary of Industry, and alternatively it was also requested to grant the previously requested authorization to re-export the steel plates without industrialized conversion. On January 21, 2010, the competent authority rejected the time extension request and did not resolve the alternative authorization request. On February 25, 2010, UPSA made an administrative submission asking for a reconsideration of the decision, which was rejected on April 27, 2010. On November 4, 2011, UPSA submitted an administrative appeal before the Ministry of Industry, and its decision is still pending. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $0.9 million, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $0.3 million. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.

Ultrapetrol S.A. – Assessment by Argentinean Tax Authority
On October 11, 2013, UPSA took notice of a possible administrative proceeding against it by the Argentine Tax Authority in connection with an alleged undue application of a double taxation treaty between Argentina and Spain for fiscal years 2006 to 2010. As a result of the Argentine Tax Authority's initial assessment, a difference amounting to approximately $0.2 million plus interests would be due. On April 14, 2014, following local counsel advice, UPSA paid the total sum of ARS 3,257,070.61 (approximately $0.35 million) including capital, interests and a fine. With this payment, the case can be considered concluded.

UABL Paraguay S.A. – Paraguayan Customs Authority – Alleged Cargo Manifest Infringement

On October 24, 2013 Paraguayan Customs Authorities served notice to UABL Paraguay S.A. (UABLPY) of the commencement of administrative proceedings for an alleged infringement of Customs regulations. Said proceedings were commenced as a result of a complaint submitted against a shipping agency and three shipping companies, including UABLPY, for an alleged infringement on eleven cargo manifests of gas oil consigned to the Paraguayan State Owned Oil company, Petropar, and Petromar. Only one of those cargo manifests, issued on December 6, 2008, was related to the carriage of 2,915 m3 of gasoil onboard a tank barge operated by UABLPY. On November 1, 2013 UABLPY filed a defense before Customs stating that the cargo of gas oil was carried in full compliance of international trade regulations and was discharged in Paraguay and delivered in total to its consignees in accordance with cargo documentation and Customs regulations. Likewise, in its defense submission, UABLPY requested Customs to summon consignees, who should have paid all import duties corresponding to such cargo and who would be ultimately responsible for any unpaid import duties. On April 21, 2014 Customs Authorities summoned Petropar into the proceedings. Local counsel has advised that the amount could be in the region of $0.5 million. However, the amount involved has not been determined by the Customs and therefore could result in litigation for a larger sum. Our local counsel has further advised that in view of the company's lack of responsibility over the cargo after its discharge, there is only a remote possibility that these proceedings, when ultimately resolved by a court of justice, would have a material adverse impact on the consolidated financial position or results of operations of the Company.

UP Offshore Apoio Marítimo Ltda.- Rio de Janeiro State Treasury Office- UP Pearl Tax assessment
On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel "UP PEARL". The said authorities determined the corresponding assessment in the amount of R$ 768,096.34 (approximately $0.34 million), plus interest. On July 15, 2014, the Company submitted its reply alleging the non application of the tax to the import of the vessel. In parallel, an injunction in favour of the Company was granted by a Court to prevent the ICMS collection by the tax authorities. Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

Agriex Agenciamentos, Afretamentos and UP Offshore Apoio Marítimo Ltda- Court of the Municipality Public Treasury of Vila Velha/ES- UP Agua Marinha - Writ of mandamus

On July 23, 2014, Agriex Agenciamentos, Afretamentos and UP Offshore Apoio Marítimo Ltda commenced judicial proceedings against the tax authorities of the Municipality of Vila Velha as a result of a tax assessment issued by said authorities who allege the infringement of tax regulations due to lack of payment of ISS taxes related to services rendered by our vessel UP Agua-Marinha in Vila Velha area. Tax authorities are claiming payment of R$ 573,713.33 (approximately $0.25 million) plus interests. Our local counsel has advised that there is a remote chance that this matter, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

 Results of Operations

The following table sets forth certain unaudited historical statements of operations data for the three months and six months ended June 30, 2014, compared to the three months and six months ended June 30, 2013, derived from our unaudited condensed consolidated statements of operations expressed in thousands of dollars:

	Three Months Ended June 30,		Six Months Ended June 30,		Percent Change
($000's)	2014	2013	2014	2013
Revenues
Attributable to River Business	$52,018	$83,184	$93,295	$122,531	-24%
Attributable to Offshore Supply Business	29,675	20,845	57,078	42,447	34%
Attributable to Ocean Business	17,686	17,757	35,349	34,698	2%
Total revenues	99,379	121,786	185,722	199,676	-7%

Voyage and manufacturing expenses
Attributable to River Business	(24,781)	(42,308)	(48,482)	(61,681)	-21%
Attributable to Offshore Supply Business	(1,961)	(982)	(2,731)	(1,931)	41%
Attributable to Ocean Business	(5,496)	(6,117)	(10,051)	(11,802)	-15%
Total voyage and manufacturing expenses	(32,238)	(49,407)	(61,264)	(75,414)	-19%

Running costs
Attributable to River Business	(14,373)	(16,383)	(27,709)	(30,446)	-9%
Attributable to Offshore Supply Business	(13,202)	(10,286)	(23,824)	(18,652)	28%
Attributable to Ocean Business	(8,763)	(9,479)	(16,259)	(18,522)	-12%
Total running costs	(36,338)	(36,148)	(67,792)	(67,620)	--

Amortization of dry dock & intangible assets	(1,723)	(748)	(2,962)	(1,456)	103%
Depreciation of vessels and equipment	(11,220)	(9,655)	(21,890)	(19,067)	15%
Administrative and commercial expenses	(8,413)	(9,501)	(17,917)	(18,323)	-2%
Other operating income, net	585	957	1,139	1,407	-19%

Operating profit (loss)	10,032	17,284	15,036	19,203	-22%

Financial expense	(8,565)	(8,291)	(17,215)	(16,230)	6%
Financial loss on extinguishment of debt	--	(180)	--	(3,785)	--
Foreign currency exchange gains (losses), net	2,615	5,190	5,598	11,445	-51%
Financial income	38	11	48	87	-45%
(Loss) on derivatives, net	(2)	5	(2)	(211)	-99%
Investment in affiliates	(183)	(124)	(415)	(319)	30%
Other expenses, net	50	246	75	18	317%
Total other expenses	(6,047)	(3,143)	(11,911)	(8,995)	32%

Income (loss) before income taxes	3,985	14,141	3,125	10,208	-69%

Income tax (expenses) benefit	(1,218)	(401)	(5,112)	(2,023)	153%
Net income attributable to non-controlling interest	--	254	--	553	--

Net income (loss)	$2,767	$13,486	$(1,987)	$7,632	--

Revenues. Total revenues from our River Business decreased 37% from $83.2 million in the three months ended June 30, 2013, to $52.0 million in the same period of 2014. This $31.2 million decrease results mainly from a $21.1 million decrease related to 22 barges constructed at our Punta Alvear yard sold in the second quarter of 2013 as compared to four in the same period of 2014, and a $16.4 million decrease in revenues from river operations related to a 31% decrease in net tons transported as compared to the second quarter of 2013; partially offset by a $4.6 million increase on account of the time charter of 100 of our barges and four pushboats to Companhia Vale do Rio Doce ("Vale") and by a $1.6 million increase in revenues from the operation of our Parana Iron transfer and storage unit which started operations on May 13, 2014.

Total revenues from our River Business decreased 24% from $122.5 million in the six months ended June 30, 2013, to $93.3 million in the same period of 2014. This $29.2 million decrease results mainly from a $15.5 million decrease related to 25 barges constructed at our Punta Alvear yard sold in the first half of 2013 as compared to twelve in the same period of 2014, and a $24.8 million decrease in revenues from river operations related to a 30% decrease in net tons transported as compared to the second quarter of 2013; partially offset by a $9.4 million increase on account of the time charter of 100 of our barges and four pushboats to Vale and by a $1.6 million increase in revenues from the operation of our Parana Iron transfer and storage unit which started operations on May 13, 2014.

Total revenues from our Offshore Supply Business increased by 42% from $20.8 million in the three months ended June 30, 2013, to $29.7 million in the same period of 2014. This $8.8 million increase is primarily attributable to a combined $5.5 million increase in revenues of our UP Amber and UP Pearl which commenced operations with Petrobras on August 1, 2013, and November 25, 2013, respectively, to a $2.2 million increase in revenues of our UP Agate, UP Coral and UP Opal which commenced operations in the North Sea on April 11, April 25, and May 3, 2014, respectively, and to a combined $1.9 million increase in revenues from our UP Agua-Marinha, UP Esmeralda, UP Diamante and UP Topazio mainly attributable to their contract renewals at higher rates and higher operating days; partially offset by a combined $0.5 million decrease in revenues of our UP Rubi and UP Safira related to higher offhire days during the second quarter of 2014 as compared to the same period of 2013 and to a $0.2 million decrease in revenues of our UP Jasper on account of lower average spot rates in the North Sea than those experienced in the second quarter of 2013.

Total revenues from our Offshore Supply Business increased by 34% from $42.4 million in the six months ended June 30, 2013, to $57.1 million in the same period of 2014. This $14.7 million increase is primarily attributable to a combined $10.9 million increase in revenues of our UP Amber and UP Pearl which commenced operations with Petrobras on August 1, 2013, and November 25, 2013, respectively, to a combined $3.5 million increase in revenues from our UP Agua-Marinha, UP Esmeralda, UP Diamante and UP Topazio mainly attributable to their contract renewals at higher rates and higher operating days, and to a $2.2 million increase in revenues of our UP Agate, UP Coral and UP Opal which commenced operations in the North Sea on April 11, April 25, and May 3, 2014, respectively; partially offset by a combined $1.3 million decrease in revenues of our UP Rubi, UP Turquoise, UP Safira and UP Jade related to offhire days during the first six months of 2014 as compared to the same period of 2013, and by a $0.7 million decrease in revenues of our UP Jasper on account of lower average spot rates in the North Sea than those experienced in the first six months of 2013.

Total revenues from our Ocean Business were $17.7 million in the three months ended June 30, 2014, as compared to $17.8 million in the same period of 2013. This $0.1 million variation is mainly attributable to a decrease in revenues of our Asturiano and Argentino.

Total revenues from our Ocean Business increased $0.7 million, from $34.7 million in the six months ended June 30, 2013, to $35.3 million in the same period of 2014, or 2%. This increase is mainly attributable to a $0.6 million increase in revenues of our Product Tankers mostly related to the rate increase of our Amadeo as from September 2013.

Voyage and manufacturing expenses. In the three months ended June 30, 2014, voyage expenses of our River Business were $24.8 million, as compared to $42.3 million for the same period of 2013, a decrease of $17.5 million, or 41%. This decrease is mainly attributable to a $16.0 million decrease in manufacturing expenses incurred in the construction of four barges for third parties in our Punta Alvear yard in the three months ended June 30, 2014, as compared with 22 barges in the same period of 2013 and by a $1.7 million decrease in fuel and voyage expenses from river transportation activities; partially offset by a $0.2 million increase in voyage expenses related to the operation of our Parana Iron since May 13, 2014.

In the six months ended June 30, 2014, voyage expenses of our River Business were $48.5 million, as compared to $61.7 million for the same period of 2013, a decrease of $13.2 million, or 21%. This decrease is mainly attributable to an $11.1 million decrease in manufacturing expenses incurred in the construction of twelve barges for third parties in our Punta Alvear yard in the six months ended June 30, 2014, as compared with 25 barges in the same period of 2013 and by a $2.5 million decrease in fuel and voyage expenses from river transportation activities; partially offset by a $0.4 million increase in voyage expenses related to the operation of our Parana Iron since May 13, 2014.

In the three months ended June 30, 2014, voyage expenses of our Offshore Supply Business were $2.0 million, as compared to $1.0 million in the same period of 2013. This increase is primarily attributable to the acquisition of our UP Agate, UP Coral and UP Opal in October 2013.

In the six months ended June 30, 2014, voyage expenses of our Offshore Supply Business were $2.7 million, as compared to $1.9 million in the same period of 2013. This increase is primarily attributable to a $1.1 million increase related to the acquisition of our UP Agate, UP Coral and UP Opal in October 2013; partially offset by a $0.4 million decrease in the commissions paid by our vessels operated in Brazil.

In the three months ended June 30, 2014, voyage expenses of our Ocean Business were $5.5 million, as compared to $6.1 million in the same period of 2013, a decrease of $0.6 million, or 10%. This decrease is primarily attributable to a decrease in logistic expenses of our Asturiano and Argentino.

In the six months ended June 30, 2014, voyage expenses of our Ocean Business were $10.1 million, as compared to $11.8 million for the same period of 2013, a decrease of $1.8 million, or 15%. This decrease is primarily attributable to a decrease in logistic expenses and fuel consumption of our Asturiano and Argentino mostly related to the drydock of our Asturiano.

Running costs. In the three months ended June 30, 2014, running costs of our River Business were $14.4 million, as compared to $16.4 million in the same period of 2013, a decrease of $2.0 million, or 12%. This decrease is mainly attributable to $2.6 million in savings mainly attributable to local currency depreciation; partially offset by a $0.6 million increase in running costs related to our Parana Iron which commenced operation on May 13, 2014.

In the six months ended June 30, 2014, running costs of our River Business were $27.7 million, as compared to $30.4 million in the same period of 2013, a decrease of $2.7 million, or 9%. This decrease is mainly attributable to $3.4 million in savings mainly attributable to local currency depreciation; partially offset by a $0.7 million increase mainly related to our Parana Iron which commenced operation on May 13, 2014.

In the three months ended June 30, 2014, running costs of our Offshore Supply Business were $13.2 million, as compared to $10.3 million in the same period of 2013, an increase of $2.9 million, or 28%. This increase in running costs is primarily attributable to a $2.3 million increase related to the acquisition of our UP Agate, UP Coral and UP Opal in October 2013, to a $0.9 million increase related to our UP Pearl which was delivered from the yard on August 12, 2013; partially offset by a decrease in crew and maintenance costs of the rest of our PSV fleet.

In the six months ended June 30, 2014, running costs of our Offshore Supply Business were $23.8 million, as compared to $18.7 million in the same period of 2013, an increase of $5.2 million, or 28%. This increase in running costs is primarily attributable a $2.6 million increase related to the acquisition of our UP Agate, UP Coral and UP Opal in October 2013, to a $2.5 million increase related to our UP Amber and UP Pearl which were delivered from the yard on January 30, and August 12, 2013.

In the three months ended June 30, 2014, running costs of our Ocean Business were $8.8 million, as compared to $9.5 million in the same period of 2013, a decrease of $0.7 million, or 8%. This decrease resulted mainly from a decrease in crew costs on our ocean fleet related to the devaluation of the local currency in Argentina that occurred in the first quarter of 2014. (Savings in our running costs due to exchange rate variations are passed through to our customers via reductions to the time charter charged).

In the six months ended June 30, 2014, running costs of our Ocean Business were $16.3 million, as compared to $18.5 million in the same period of 2013, a decrease of $2.3 million, or 12%. This decrease resulted mainly from a decrease in crew costs on our ocean fleet related to the devaluation of the local currency in Argentina that occurred in the first quarter of 2014.

Amortization of drydocking and intangible assets. Amortization of drydocks and intangible assets in the three months ended June 30, 2014, were $1.7 million, as compared to $0.7 million for the same period of 2013, an increase of $1.0 million, or 130%. This increase is primarily attributable to a $0.4 million increase in the amortization of drydock of some of our pushboats, to a $0.3 million increase in the amortization of drydock of our Parana Iron transfer and storage unit, in our River Business; by a $0.2 million increase in the amortization of drydock of our UP Esmeralda and UP Agua-Marinha on account of their drydocks during the second quarter of 2013 and first quarter 2014, respectively, in our Offshore Supply Business; and by a $0.1 million increase in the amortization of drydock of our Asturiano on account of its drydock during the fourth quarter of 2013.

Amortization of drydocks and intangible assets in the six months ended June 30, 2014, were $3.0 million, as compared to $1.5 million for the same period of 2013, an increase of $1.5 million, or 103%. This increase is primarily attributable to a $0.7 million increased level of amortization of drydocking of some of our pushboats, to a $0.3 million increased level of amortization of drydocking of our Parana Iron transfer and storage unit, in our River Business; by a $0.3 million increased level of amortization of drydock of our UP Esmeralda and UP Agua-Marinha on account of their drydocks during the second quarter of 2013 and first quarter 2014, respectively, in our Offshore Supply Business; and by an $0.3 million increased level of amortization of drydock of our Asturiano on account of its drydock during the fourth quarter of 2013.

Depreciation of vessels and equipment. Depreciation of vessels and equipment for the three months ended June 30, 2014, was $11.2 million as compared to $9.7 million in the same period of 2013. This $1.6 million increase is mainly attributable to a $1.0 million increase related to the acquisition of our UP Agate, UP Coral and UP Opal in October 2013, to a $0.3 million increase related to the works performed on our Parana Iron transfer and storage unit before its entry into operation in May 13, 2014, and to a $0.2 million increase related to the delivery of our UP Pearl from the yard in India on August 12, 2013.

Depreciation of vessels and equipment for the six months ended June 30, 2014, was $21.9 million as compared to $19.1 million in the same period of 2013. This $2.8 million increase is mainly attributable to a $1.6 million increase related to the acquisition of our UP Agate, UP Coral and UP Opal in October 2013, to a $0.7 million increase related to the delivery of our UP Amber and UP Pearl from the yard in India on January 30, 2013, and August 12, 2013, respectively, and to a $0.3 million increase related to the works performed on our Parana Iron transfer and storage unit before its entry into operation in May 13, 2014.

Administrative and commercial expenses. Administrative and commercial expenses were $8.4 million in the three months ended June 30, 2014, as compared to $9.5 million in the same period of 2013, resulting in a decrease of $1.1 million or 11%. This variation is mainly associated to a decrease in wages and office expenses related to local currency depreciation.

Administrative and commercial expenses were $17.9 million in the six months ended June 30, 2014, as compared to $18.3 million in the same period of 2013, resulting in a decrease of $0.4 million or 2%. This variation is mainly associated to a decrease in wages and office expenses related to local currency depreciation; partially offset by increases in taxes other than income tax.

Other operating income, net. Other operating income was $0.6 million in the three months ended June 30, 2014, as compared to $1.0 million in the same period of 2013, resulting in a decrease of $0.4 million. This variation is mainly related to a $0.9 million decrease in export benefits related to lower sales from our barge building activity; partially offset by a $0.5 million loss of hire compensation of our UP Opal during the second quarter of 2014.

Other operating income was $1.1 million in the six months ended June 30, 2014, as compared to $1.4 million in the same period of 2013, resulting in a decrease of $0.3 million. This variation is mainly related to a $1.1 million decrease in export benefits related to lower sales from our barge building activity; partially offset by a $0.5 million loss of hire compensation of our UP Opal during the second quarter of 2014 and by a combined $0.2 million compensation by insurers of our Asturiano and Austral.

Operating profit (loss). Operating profit for the three months ended June 30, 2014, was $10.0 million, a decrease of $7.3 million from an operating profit of $17.3 million for the same period of 2013. This decrease is mainly attributable to a $13.1 million decrease in our River Business operating profit from $14.6 million in the second quarter of 2013 to a $1.5 million operating profit in the same period of 2014; partially offset by $3.9 million increase in operating profit of our Offshore Supply Business from $4.2 million in the second quarter of 2013 to $8.1 million in the same period of 2014; and to a $1.9 million increase in operating profit of our Ocean Business from an operating loss of $1.5 million in the second quarter of 2013 to an operating profit of $0.4 million in the same period of 2014.

Operating profit for the six months ended June 30, 2014, was $15.0 million, a decrease of $4.2 million from an operating profit of $19.2 million for the same period of 2013. This decrease is mainly attributable to a $15.7 million decrease in our River Business operating profit from $10.7 million in the second quarter of 2013 to an operating loss of $5.0 million in the same period of 2014; partially offset by $5.9 million increase in operating profit of our Offshore Supply Business from $11.6 million in the second quarter of 2013 to $17.5 million in the same period of 2014; and to a $5.7 million increase in operating profit of our Ocean Business from an operating loss of $3.1 million in the second quarter of 2013 to an operating profit of $2.6 million in the same period of 2014.

Financial expense. Financial expense increased $0.3 million to $8.6 million in the three months ended June 30, 2014, as compared to $8.3 million in the same period of 2013. This variation is mostly explained by the $25.0 million add on to our Senior Notes due 2021 issued on June 10, 2013, and by a higher average debt balance in the second quarter of 2014 in our Offshore Supply Business.

Financial expense increased $1.0 million to $17.2 million in the six months ended June 30, 2014, as compared to $16.2 million in the same period of 2013. This variation is mostly explained by the refinancing of our $180.0 million Senior Notes due 2014 with our new $225.0 million Senior Notes due 2021issued on June 10, 2013, and by a higher average debt balance in in the six months ended June 30, 2014 in our Offshore Supply Business.

Financial loss on extinguishment of debt. Financial loss on extinguishment of debt was nil in the three months ended June 30, 2014, as compared to $0.2 million in the same period of 2013. This decrease in mainly attributable to the extinguishment of the last portion of our DVB-Natixis facility during the three months ended June 30, 2013.

Financial loss on extinguishment of debt was nil in the six months ended June 30, 2014, as compared to $3.8 million in the same period of 2013. This decrease in mainly attributable to the extinguishment of our Convertible Bond, to the extinguishment of our DVB-NIBC facility and to the extinguishment of the last portion of our DVB-Natixis facility, all during the six months ended June 30, 2013.

Foreign currency exchange gains (losses), net. Foreign currency exchange gains for the three months ended June 30, 2014, was $2.6 million, compared to $5.2 million in the same period of 2013. This $2.6 million decrease is mainly attributable to lower foreign currency exchange gains in some of our subsidiaries during the three months ended June 30, 2014.

Foreign currency exchange gains for the six months ended June 30, 2014, was $5.6 million, compared to $11.4 million in the same period of 2013. This $5.8 million decrease is mainly attributable to lower foreign currency exchange gains in some of our subsidiaries and exchange differences affecting the settlement of some River Business operating expenses during the six months ended June 30, 2014.

Income taxes (expenses). The income tax expense for the three months ended June 30, 2014, was $1.2 million, compared to $0.4 million in the same period of 2013. This $0.8 million variation is mainly attributable to a $2.5 million increase in the charge attributable to a higher pretax income in Brazil in our Offshore Supply Business; partially offset by a one-time $1.2 million decrease in the valuation allowance for deferred income tax assets mainly related to the merger of two of our subsidiaries in Argentina and by a $0.5 million decrease in the charge attributable to a lower pretax income in our Argentinean subsidiaries operating in the River and Ocean Businesses.

The income tax expense for the six months ended June 30, 2014, was $5.1 million, compared to $2.0 million in the same period of 2013. This $3.1 million variation is mainly attributable to a $4.1 million increase in the charge attributable to a higher pretax income in Brazil in our Offshore Supply Business and by a increase in tax expense in Argentina mainly related to exchange differences; partially offset by a one-time $1.2 million decrease in the valuation allowance for deferred income tax assets mainly related to the merger of two of our subsidiaries in Argentina.

Non-controlling interest. Non-controlling interest decreased $0.3 million down to zero in the three months ended June 30, 2014 as compared to the same period of 2013. This decrease is attributable to the acquisition of the remaining 5.55% ownership in UP Offshore (Bahamas) Limited from Firmapar Corp. on July 5, 2013.

Non-controlling interest decreased $0.6 million down to zero in the six months ended June 30, 2014 as compared to the same period of 2013. This decrease is attributable to the acquisition of the remaining 5.55% ownership in UP Offshore (Bahamas) Limited from Firmapar Corp. on July 5, 2013.

Liquidity and Capital Resources

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

At June 30, 2014, we had aggregate indebtedness of $481.2 million, consisting of $225.0 million aggregate principal amount of our 2021 Notes (excluding $1.0 million unamortized issuance premium), indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $5.5 million and $14.2 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $37.5 million under two senior loan facilities with DVB and $29.2 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $55.0 million under a senior loan facility with DVB, NIBC and ABN Amro as co-lenders, indebtedness of our subsidiary Linford Trading Inc. of $30.4 million under a senior loan facility with DVB and NIBC, indebtedness of our subsidiary Stanyan Shipping Inc. of $5.2 million under a senior loan facility with Natixis, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $47.0 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $11.7 million under a senior loan facility with OFID, indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $12.4 million under a senior loan facility with IFC, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $8.2 million with OFID, and accrued interest of $1.5 million.

At June 30, 2014, we had cash and cash equivalents on hand of $59.7 million plus $11.5 million in current restricted cash, making a total of $71.2 million.

Operating Activities

In the six months ended June 30, 2014, cash flow provided by operations increased $5.7 million to $16.8 million as compared to $11.1 million in the same period of 2013. Net loss for the six months ended June 30, 2014, was $(2.0) million as compared to a net income of $8.2 million in the six months ended June 30, 2013, a decrease of $10.2 million. To determine cash from operations, net income is adjusted for the effect of certain non-cash items including depreciation and amortization, which are analyzed in detail as follows:

	For the six-month periods ended June 30,
(Stated in thousands of U.S. dollars)	2014	2013
Net (loss) income	$(1,987)	$8,185
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of vessels and equipment	21,845	19,067
Amortization of dry docking	2,962	1,368
Debt issuance expense amortization	1,026	1,375
Financial loss on extinguishment of debt	--	3,785
Other adjustments	1,336	1,602
Net income adjusted for non-cash items	$25,182	$35,382

Net income (loss) is also adjusted for changes in operating assets and liabilities and expenditure in drydock in order to determine net cash provided by operations:

The negative change in operating assets and liabilities of $2.5 million for the six month period ended June 30, 2014, resulted from a $7.4 million decrease in customer advances, a $2.6 million decrease in accounts payable and a $1.7 million increase in accounts receivable; partially offset by a $5.9 million decrease in operating supplies, prepaid expenses and other receivables, a $3.1 million increase in other liabilities and by a $0.3 million decrease in other assets. In addition, cash flow from operating activities decreased $5.9 million due to expenditures in drydock in the six month period ended June 30, 2014.

The negative change in operating assets and liabilities of $21.1 million for the six month period ended June 30, 2013, resulted from a $11.4 million increase in accounts receivable, a $7.3 million increase in operating supplies, prepaid expenses and other receivables, a $3.3 million decrease and by a $0.5 million decrease in accounts payable; partially offset by a $1.3 million increase in customer advances and $0.1 million decrease in other assets. In addition, cash flow from operating activities decreased $3.2 million due to expenditures in drydock in the six month period ended June 30, 2014.

Investing Activities

During the six months ended June 30, 2014, we disbursed $13.3 million in the construction of new barges for our own use at our Punta Alvear Yard, $5.3 million in the construction of new line and port pushboats, $3.5 million in three newbuilt finished barges, $3.5 million in a new midstream transshipment station for agricultural products, $1.4 million in the refurbishment of our Paraná Iron and $0.7 million in upgrade works and new constructions in our Punta Alvear yard, in our River Business; and $2.6 million in the reconfiguration of our recently acquired PSVs UP Agate, UP Coral and UP Opal, in our Offshore Supply Business.

During the six months ended June 30, 2014, we received $17.6 million pursuant to the cancellation of the Shipbuilding Contract for Hull No. V-387 (UP Onyx) in our Offshore Supply Business (shown as "proceeds from shipbuilding contract cancellation" in the consolidated statement of cash flows for the six month period ended June 30, 2014).

Financing Activities

Net cash used in financing activities decreased $75.1 million from a cash use of $90.9 million in the six months ended June 30, 2013, to a cash use of $15.8 million in the same period of 2014. This decrease is mainly attributable to the $80.0 million prepayment of our Senior Convertible Notes in the six months ended June 30, 2013, to $20.8 million and $10.4 million used in the early repayment of our DVB-NIBC and DVB-Natixis loan facilities, respectively, in the six months ended June 30, 2013, to a $8.3 million used in the repayment of a short-term credit facility with DVB in the six months ended June 30, 2013, to a $5.8 million decrease in cash used in other financial activities and by a $1.7 million decrease cash used in scheduled repayments on long-term financial debt; partially offset by cash provided of $41.4 million from long-term financial debt during the six months ended June 30, 2013 and by the net increase in cash of $10.5 million from the issuance of our 2021 Notes in the six months ended June 30, 2013 (after deducting issuances expenses and the increase in restricted cash of $182.1 million to subsequently redeem the then outstanding 2014 Notes on July 10, 2013).

Future Capital Requirements

 Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear and replacing the engines in our line pushboats with new engines that burn heavy fuel which has been historically less expensive than the types of fuel currently used.

We estimate that for the remainder of 2014, we will invest between $5.0 million and 7.0 million in the construction of new line and port pushboats, between $6.4 million and $7.0 million in the construction of new barges for our own use at our Punta Alvear Yard and $3.0 million for a new midstream transshipment station for agricultural products, in our River Business. In addition, we currently estimate that we will invest between $5.6 and $6.6 million in the conversion of our UP Coral to an RSV (ROV Support Vessel) which includes the purchase and fitting of a special crane and $4.3 million in PSV dry docks and spares purchases.

We may order additional vessels and or incur other capital expenditures, which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

The following tables reconcile our Adjusted Consolidated EBITDA to our net cash provided by (used in) for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
$(000)	2014	2013
Net cash provided by operating activities	$16,764	$11,064
Net cash (used in) investing activities	(13,886)	(11,093)
Net cash (used in) provided by financing activities	(15,798)	(90,871)

Net cash provided by (used in) operating activities	$16,764	$11,064

Plus

Adjustments

Increase / decrease in operating assets and liabilities	2,527	21,132
Expenditure for dry docking	5,891	3,186
Income tax expenses	5,112	2,023
Financial expenses	17,215	16,446
Allowance for doubtful accounts	(406)	(958)
Net income attributable to non-controlling interest	--	(553)
Loss on derivatives, net	--	(216)
Yard EBITDA from Touax barge sale	(198)	1,698
Other adjustments	(1,911)	(1,931)

Adjusted Consolidated EBITDA	$44,994	$51,891

The following tables reconcile our Adjusted Consolidated EBITDA to our segment operating (loss) profit for the six months ended June 30, 2014, and 2013, on a consolidated and a per segment basis:

	Six Months Ended June 30, 2014

$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(5,046)	$17,510	$2,572	$15,036
Depreciation and amortization	13,035	8,143	3,674	24,852
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(401)	--	(14)	(415)
Loss on derivatives, net	--	(2)	--	(2)
Yard EBITDA from Touax barge sale	(198)	--	--	(198)
Other net	--	30	45	75

Segment Adjusted EBITDA	$7,390	$25,681	$6,277	$39,348

Items not included in Segment Adjusted EBITDA
Financial income				48
Foreign currency exchange gains				5,598

Adjusted Consolidated EBITDA				44,994

	Six Months Ended June 30, 2013
$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$10,664	$11,636	$(3,097)	$19,203
Depreciation and amortization	11,727	5,395	3,401	20,523
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(302)	(553)	(17)	(872)
Loss on derivatives, net	--	(211)	--	(211)
Yard EBITDA from Touax barge sale	1,698	--	--	1,698
Exchange difference affecting segment operating expenses	3,205	--	--	3,205
Other net	--	--	18	18

Segment Adjusted EBITDA	$26,992	$16,267	$305	$43,564

Items not included in Segment Adjusted EBITDA
Financial income				87
Foreign currency exchange gains				8,240

Adjusted Consolidated EBITDA				51,891

The use of the term "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the U.S. Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2021 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-down of vessels). The calculation of EBITDA as defined in the Notes due 2021 excludes from all items those amounts corresponding to unrestricted subsidiaries under the indenture governing our 8⅞% First Preferred Ship Mortgage Notes due 2021, or the Indenture, from the time of designation as such. We have provided EBITDA as defined in the Notes due 2021 in this report because we use it to and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. We do not intend for EBITDA as defined in the Notes due 2021 to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. The foregoing definitions of EBITDA as defined in the Notes due 2021 may differ from other definitions of EBITDA or Consolidated EBITDA used in the financial covenants of our other credit facilities. These definitions of EBITDA as defined in the Notes due 2021 may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2021 are available for management's discretionary use. EBITDA as defined in the Notes due 2021 has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	Adjusted Consolidated EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	Adjusted Consolidated EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

•	Adjusted Consolidated EBITDA does not include income taxes, which are a necessary and ongoing cost of our operations,

•	Adjusted Consolidated EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•	Adjusted Consolidated EBITDA does not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted Consolidated EBITDA does not, therefore, reflect any cash requirements for such replacements, and

•	Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements at June 30, 2014

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30, 2014 (unaudited)	At December 31, 2013
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$59,705	$72,625
Restricted cash	11,535	12,132
Accounts receivable, net of allowance for doubtful accounts of $2,905 in 2014 and 2013	49,242	47,836
Operating supplies and inventories	5,722	17,168
Prepaid expenses	10,851	4,111
Other receivables	24,019	41,832
Total current assets	161,074	195,704
NONCURRENT ASSETS

Other receivables	27,638	28,640
Restricted cash	1,463	1,463
Vessels and equipment, net	725,049	715,431
Dry dock	13,868	10,979
Investments in and receivables from affiliates	3,949	4,436
Intangible assets	582	626
Goodwill	5,015	5,015
Other assets	14,002	14,954
Deferred income tax assets	2,825	2,763
Total noncurrent assets	794,391	784,307
Total assets	$955,465	$980,011

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$26,190	$28,923
Customer advances	5,304	12,710
Payable to related parties	1,838	1,351
Accrued interest	1,519	1,652
Current portion of long-term financial debt	32,253	32,253
Other current liabilities	15,496	14,499
Total current liabilities	82,600	91,388
NONCURRENT LIABILITIES

Long-term financial debt	449,963	466,144
Deferred income tax liabilities	14,609	12,248
Other liabilities	811	1,086
Deferred gain	3,383	3,584
Total noncurrent liabilities	468,766	483,062
Total liabilities	551,366	574,450

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding in 2014 and 2013	1,443	1,443
Additional paid-in capital	488,953	488,522
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(65,095)	(63,108)
Accumulated other comprehensive income (loss)	(1,714)	(1,808)
Total equity	404,099	405,561
Total liabilities and equity	$955,465	$980,011

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the six-month periods ended June 30,
	2014	2013

REVENUES

Transportation and services	$169,701	$168,139
Manufacturing	16,021	31,537
	185,722	199,676
OPERATING EXPENSES

Voyage expenses	(50,796)	(53,841)
Running costs	(67,792)	(67,620)
Manufacturing costs	(10,468)	(21,573)
Depreciation and amortization	(24,852)	(20,523)
Administrative and commercial expenses	(17,917)	(18,323)
Other operating income, net	1,139	1,407
	(170,686)	(180,473)
Operating profit	15,036	19,203

OTHER INCOME (EXPENSES)

Financial expense	(17,215)	(16,230)
Financial loss on extinguishment of debt	-	(3,785)
Foreign currency exchange gains (losses), net	5,598	11,445
Financial income	48	87
Loss on derivatives, net	(2)	(211)
Investments in affiliates	(415)	(319)
Other, net	75	18
Total other income (expenses)	(11,911)	(8,995)
Income before income tax	3,125	10,208

Income tax	(5,112)	(2,023)
Net (loss) income	(1,987)	8,185

Net income attributable to noncontrolling interest	-	553
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(1,987)	$7,632

(LOSS) INCOME PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED	$(0.01	$0.05

Basic weighted average number of shares	140,090,112	140,090,112
Diluted weighted average number of shares	140,090,112	140,272,970

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2014	2013

Net (loss) income	$(1,987)	$8,185

Other comprehensive income (loss):

Reclassification of net derivative loss to loss on derivatives, net	-	216
Reclassification of net foreign currency derivative gains to depreciation and amortization	(4)	(5)
Reclassification of net derivative losses on cash flow hedges to interest expense	647	525
Derivative (losses) income on cash flow hedges	(549)	348
	94	1,084
Comprehensive (loss) income, net of income tax effect of $0	(1,893)	9,269

Comprehensive income attributable to noncontrolling interest	-	587
Comprehensive (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(1,893)	$8,682

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2012	140,419,487	$1,443	$490,850	$(19,488)	$(70,476)	$(2,578)	$6,748	$406,499

Compensation related to stock awards granted	-	-	131	-	-	-	-	131
Net income	-	-	-	-	7,632	-	553	8,185
Other comprehensive income	-	-	-	-	-	1,050	34	1,084
June 30, 2013	140,419,487	$1,443	$490,981	$(19,488)	$(62,844)	$(1,528)	$7,335	$415,899

December 31, 2013	140,419,487	$1,443	$488,522	$(19,488)	$(63,108)	$(1,808)	$-	$405,561

Compensation related to stock awards granted	-	-	431	-	-	-	-	431
Net loss	-	-	-	-	(1,987)	-	-	(1,987)
Other comprehensive income	-	-	-	-	-	94	-	94
June 30, 2014	140,419,487	$1,443	$488,953	$(19,488)	$(65,095)	$(1,714)	$-	$404,099

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,987)	$8,185
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of vessels and equipment	21,845	19,067
Amortization of dry docking	2,962	1,368
Expenditure for dry docking	(5,891)	(3,186)
Debt issuance expense amortization	1,026	1,375
Financial loss on extinguishment of debt	-	3,785
Net losses from investments in affiliates	415	319
Allowance for doubtful accounts	406	958
Share - based compensation	431	131
Other	84	194
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(1,722)	(11,425)
Other receivables, operating supplies and inventories and prepaid expenses	5,899	(7,273)
Other	252	77
Increase (decrease) in liabilities:
Accounts payable	(2,629)	(497)
Customer advances	(7,406)	1,298
Other payables	3,079	(3,312)
Net cash provided by operating activities	16,764	11,064

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(31,475)	(20,503)
Proceeds from disposal of assets, net ($9,410 in 2013 for barges sold and leased-back)	-	9,410
Proceeds from shipbuilding contract cancelation	17,589	-
Net cash (used in) investing activities	(13,886)	(11,093)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(16,126)	(17,832)
Early repayment of long-term financial debt	-	(31,200)
Prepayment of 2017 Senior Convertible Notes	-	(80,000)
Short-term credit facility repayments	-	(8,275)
Proceeds from 2021 Senior Notes, net of issuance costs	-	192,618
Increase in restricted cash to redeem 2014 Senior Notes	-	(182,115)
Proceeds from long-term financial debt	-	41,400
Other financing activities, net	328	(5,467)
Net cash (used in) financing activities	(15,798)	(90,871)
Net decrease in cash and cash equivalents	(12,920)	(90,900)
Cash and cash equivalents at the beginning of year	72,625	222,215
Cash and cash equivalents at the end of the period	$59,705	$131,315

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

 NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the six-month periods ended June 30, 2014 and 2013 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for containers, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company also has a shipyard that should promote organic growth and from time to time make external sales. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and a container line service in the Argentine cabotage trade.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information.  The consolidated balance sheet at December 31, 2013, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2013.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

 NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company uses the US dollar as its functional currency.  Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month.  Certain subsidiaries enter into transactions denominated in currencies other than their functional currency.  Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the unaudited condensed consolidated statement of operations in the period in which the currency exchange rate changes.

During the six-month periods ended June 30, 2014 and 2013, the Company performed through its subsidiaries several transactions at different exchanges rates between Argentinean Peso (ARS) and U.S. dollars (USD). Pursuant to ASC Topic 830, these transactions were measured at the particular applicable exchange rate at which they were settled resulting in foreign currency exchange gains amounting to $3,880 and $15,200, respectively, which were included in "Foreign currency exchange gains (losses), net" in the accompanying unaudited condensed consolidated statements of operations.

b)	(Loss) income per share

Basic (loss) income per share is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested and all common shares have been issued pursuant to the exercise of all outstanding stock options.

For the six-month period ended June 30, 2014, the Company had a net loss and therefore the effect of potentially dilutive securities was antidilutive.

The following outstanding equity awards are not included in the diluted net (loss) income per share calculation because they would have had an antidilutive effect:

	For the six month periods ended June 30, (unaudited)
	2014	2013

Stock options	1,383,000	348,750
Restricted stock	329,000	-
Total	1,712,000	348,750

The following table sets forth the computation of basic and diluted net (loss) income per share attributable to Ultrapetrol (Bahamas) Limited:

	For the six month periods ended June 30, (unaudited)
	2014	2013

Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(1,987)	$7,632
Basic weighted average number of shares	140,090,112	140,090,112
Effect on dilutive shares-- Options and restricted stock	-	182,858
Diluted weighted average number of shares	140,090,112	140,272,970
Basic and diluted (loss) income per share attributable to Ultrapetrol (Bahamas) Limited	$(0.01)	$0.05

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

c)	Comprehensive loss

The components of accumulated other comprehensive loss in the condensed consolidated balance sheets were as follows:

	At June 30, 2014 (unaudited)	At December 31, 2013

Unrealized net losses on interest rate collar	$(1,136)	$(1,362)
Unrealized net losses on interest rate swap	(702)	(574)
Unrealized net gains on EURO hedge	124	128
Accumulated other comprehensive loss	$(1,714)	$(1,808)

d)	New accounting standards

On May 28, 2014, the Financial Accounting Standards Board issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States. The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard is effective for annual and interim periods beginning after December 15, 2016 and early adoption is prohibited. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at June 30, 2014 and December 31, 2013 were as follows:

	At June 30, 2014 (unaudited)	At December 31, 2013

Ocean-going vessels	$125,380	$123,994
River barges and pushboats	441,600	415,817
PSVs	368,557	365,823
Furniture and equipment	13,708	12,882
Building, land, operating base and shipyard	54,478	53,752
Total original book value	1,003,723	972,268
Accumulated depreciation	(278,674)	(256,837)
Net book value	$725,049	$715,431

For the six-month periods ended June 30, 2014 and 2013, depreciation expense was $21,845 and $19,067, respectively.

During the six-month period ended June 30, 2014, three river barges had been built in our own shipyard in Punta Alvear, Argentina for a total cost of $3,506.

During the six-month period ended June 30, 2013, the Company built, sold and leased back, ten river barges for $9,410 with a lease term of 10 years. Gains of $1,779 related to the sale-lease back were deferred and are being amortized over the minimum lease period.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

As of June 30, 2014, the net book value of the assets pledged as a guarantee of our long term financial debt was $491,800.

4.	LONG-TERM DEBT

Balances of long-term financial debt at June 30, 2014 and December 31, 2013:

			At June 30, 2014 (unaudited)				At December 31, 2013
			Nominal value
Borrower	Financial institution / Other	Due-year	Current	Noncurrent	Total		Total

Ultrapetrol	Private Investors	June 2021	$-	$226,016	$226,016	(1)	$226,070	(1)
UP Offshore Apoio	DVB AG	Through 2016	900	4,600	5,500		5,950
UP Offshore	DVB AG	Through 2016	4,300	23,200	27,500		29,650
UP Offshore	DVB AG	Through 2017	2,000	8,000	10,000		11,000
UP Offshore Apoio	BNDES	Through 2027	1,110	13,043	14,153		14,708
UP Offshore	DVB SE + Banco Security	Through 2018	3,333	25,833	29,166		30,833
Ingatestone Holdings	DVB NV + NIBC + ABN Amro	Through 2017	7,039	47,976	55,015		58,534
Linford Trading	DVB NV + NIBC	Through 2020	3,200	27,200	30,400		32,000
Stanyan Shipping	Natixis	Through 2017	908	4,276	5,184		5,638
UABL Paraguay	IFC	Through 2020	2,174	17,391	19,565		20,652
UABL Paraguay	OFID	Through 2020	1,304	10,435	11,739		12,391
UABL Barges and others	IFC	Through 2020	3,044	24,346	27,390		28,912
UABL Paraguay and Riverpar	IFC	Through 2021	1,765	10,588	12,353		13,236
UABL Paraguay and Riverpar	OFID	Through 2021	1,176	7,059	8,235		8,823
At June 30, 2014			$32,253	$449,963	$482,216
At December 31, 2013			$32,253	$466,144			$498,397

(1)	Includes unamortized debt premium of $1,016 and $1,070, respectively as of June 30, 2014 and December 31, 2013.

7.25% Convertible Senior Notes due 2017

On January 23, 2013 the Company repaid $80,000 of its 2017 Convertible Notes and recorded for the six-month period ended June 30, 2013, a financial loss on extinguishment of debt of $2,821 which was included in the accompanying unaudited condensed consolidated statement of operations.

Senior secured post delivery term loan facility with DVB Bank SE (DVB SE) and NIBC Bank NV of up to $42,000

On January 24, 2013 the Company terminated the senior secured post delivery term loan facility with DVB Bank SE and NIBC Bank of up to $42,000 and prepaid the outstanding balance of $20,850 with borrowings from our senior secured post delivery term loan facility with DVB Bank America, NIBC and ABN Amro.

During the six-month period ended June 30, 2013, the Company recorded a financial loss on extinguishment of debt of $619, which was included in the accompanying unaudited condensed consolidated statement of operations.

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

a)	Claims in Paraguay

UABL – Ciudad del Este Customs Authority

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue. Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount. On November 24, 2006, the court confirmed that UABL were not liable for the first two issues. The Company has entered a plea with the respective court contending the interpretation on the third issue under consideration where the Company claims to be equally non-liable.

On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court's decision. On September 22, 2010 the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan Undersecretary for Taxation.

For the year ended December 31, 2010 the Company recorded a charge totaling $1,294 for the full and final settlement of this claim.

In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings has concluded and a decision of the Court is pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings until such decision of the court is received and also contest any new investigation into the matter on the grounds that the action is time barred. In one of those reopened proceedings the Customs Authorities of Paraguay made a wrong determination of the taxes owe and fines and upon UABL's request through the submission of a remedy such customs authorities issued a final resolution on August 8, 2012 with a revised adjustment, where they found UABL S.A., UABL Paraguay S.A. and Yataity S.A. liable to pay approximately $400 subject to a fine of 100% of that amount. Having ended the administrative proceedings, on August 10, 2012 UABL commenced judicial proceedings to obtain a court judgment to rule off the erroneous decision of the Customs Authorities based on the fact a court judgment to rule off the erroneous decision of the Customs Authorities based on the fact the sum due was duly paid and that no fine should then be imposed. Customs Authorities of Paraguay submitted their defense, the evidentiary stage was concluded on August 9, 2013 and the Company now awaits the judgment. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceeding could have a material adverse impact on the consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

UABL Paraguay S.A. -  Paraguayan Customs Asunción

On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. (UABLPY) alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF S.A. in Argentina. Since those bunkers were purchased for consumption on board pushboats, UABLPY submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the noninfringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABLPY submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABLPY from YPF S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABLPY for the same reasons as the Customs in Asuncion; however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine to be $2,000. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820 (approximately $12), and UABLPY will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. Our legal counsel has recently advised that the Director of Customs in Asuncion decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling.

In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABLPY alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF S.A. in Argentina. UABLPY submitted its defense together with all documents related to the bunker purchases. On September 23, 2013 Customs in Asunción issued a new ruling on the matter imposing the same fine of Gs. 54.723.820 (approximately $12) but the denouncing parties appealed such decision. On October 10, 2013 UABLPY submitted its reply to the appeal.

On November 22, 2013, Customs in Asunción issued a new ruling determining that UABLPY would owe taxes in the amount of Gs. 6.028.317.852 (approximately $ 1,370) together with a fine for non-payment of the taxes in the same amount. On 26 December 2013, UABLPY commenced legal proceedings in order to reverse the referred decision. Customs Authorities submitted their reply and the evidentiary stage was opened on July 25, 2014.

Our local counsel is of the opinion that the competent Court will overturn the Custom´s ruling, and that therefore there is only a remote possibility that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Authority-Alleged Cargo Manifest Infringement

On October 24, 2013 Paraguayan Customs Authorities served notice to UABL Paraguay S.A. (UABLPY) of the commencement of administrative proceedings for an alleged infringement of Customs regulations. Said proceedings were commenced as a result of a complaint submitted against a shipping agency and three shipping companies, including UABLPY, for an alleged infringement on eleven cargo manifests of gas oil consigned to the Paraguayan State Owned Oil company, Petropar, and Petromar. Only one of those cargo manifests, issued on December 6, 2008, was related to the carriage of 2,915 m3 of gasoil onboard a tank barge operated by UABLPY. On November 1, 2013 UABLPY filed a defense before Customs stating that the cargo of gas oil was carried in full compliance of international trade regulations and was discharged in Paraguay and delivered in total to its consignees in accordance with cargo documentation and Customs regulations. Likewise, in its defense submission, UABLPY requested Customs to summon consignees, who should have paid all import duties corresponding to such cargo and who would be ultimately responsible for any unpaid import duties. On April 21, 2014 Customs Authorities summoned Petropar into the proceedings. Local counsel has advised that the amount could be in the region of $500. However, the amount involved has not been determined by the Customs and therefore could result in litigation for a larger sum. Our local counsel has further advised that in view of the company's lack of responsibility over the cargo after its discharge, there is only a remote possibility that these proceedings, when ultimately resolved by a court of justice, would have a material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. (UABLPY) paid all import taxes and duties corresponding to the reimportation of barges submitted to conversion in foreign yards. On June 24, 2011 Oceanpar S.A. and UABLPY submitted the evidence of all payments effected in 2008 corresponding to the reimportation of these barges. The evidentiary stage of the proceedings was concluded and the Customs issued its ruling on the matter imposing a fine of Gs. 2.791.514.822 (approximately $605). Oceanpar S.A. and UABLPY made an administrative submission asking for a reconsideration of the decision, which was rejected on June 18, 2013. On July 18, 2013, Oceanpar S.A. and UABLPY commenced judicial proceedings in order to appeal the said decisions. On February 14, 2014 Customs Authorities submitted their reply and the evidentiary stage was opened on May 22, 2014. Our local counsel has advised that there is only a remote possibility that these proceedings will have a material adverse impact on our consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

UABL Paraguay S.A. - Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. (UABLPY) would have improperly used some fiscal credit and suggested some rectifications to be made. The aforementioned tax authorities also informed that UABLPY may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABLPY commenced administrative proceedings on December 23, 2011, in order to refute the said findings and formally replied to all of the allegations upon which the finding was made. A decision of the administrative authorities is now pending. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3,000. The proceedings are purely administrative at this point and if the tax authorities should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on our consolidated financial position or results of operations of the Company.

Obras Terminales y Servicios S.A. - Judicial Administration

On August 16, 2009, Mrs. Maria L. Rodriguez-Mendieta (hereinafter the "Plaintiff") commenced legal proceedings in Ciudad del Este, Paraguay against Obras Terminales y Servicios S.A. (hereinafter "OTS"), UABL Terminals (Paraguay) S.A., a Company in which we indirectly own fifty percent and which own a terminal that we operate under a lease in our River Business, certain directors and representatives in our River Business, and some of Mr.Abadie's successors and assigns. The Plaintiff alleged to be the holder of 50% of the capital stock of OTS that belongs to the Abadie family. OTS is the Company's 50% subsidiary that owns Tres Fronteras terminal. On August 21, 2009, the competent court granted an injunction to intervene OTS by appointing a Judicial Manager who replaced OTS' board of directors. The Plaintiff argued that an extraordinary shareholders meeting of OTS held in 2005 resolved to increase the capital stock and consequently the whole of OTS' shares certificates were substituted prejudicing her rights since her shares certificates were neither cancelled nor substituted by new certificates. The Plaintiff requested the Paraguayan court: a) to recognize her capacity of shareholder of OTS in substitution of the Abadie family; b) payment of dividends; c) nullity of some legal acts; and d) removal of OTS' managers. All defendants submitted their defenses before the competent court. On March 28, 2014, the Judge resolved to terminate the proceedings due to want of prosecution. The Plaintiff filed an appeal and a nullity motion, which were both dismissed on June 2, 2014. We have been advised by local counsel that in the event a new legal action is commenced, it will only affect the Abadie family without causing any financial material adverse effect on the remaining 50% capital stock of OTS that belongs to UABL Terminals (Paraguay) S.A.

b)	Tax claim in Argentina

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs. The total weight of those steel plates was 473 tons and their import value was approximately $370. The request of UPSA to the Secretary of Industry was based on the cancellations made by some related shipping companies that had formerly requested repair services for their vessels. Such repairs cancellations prevented UPSA to conduct the industrialized conversion of the above referred steel plates. On August 7, 2009, since UPSA commenced negotiations with two shipping companies for repairing some of their vessels, a time extension was requested to the Argentine Secretary of Industry, and alternatively it was also requested to grant the previously requested authorization to re-export the steel plates without industrialized conversion. On January 21, 2010, the competent authority rejected the time extension request and did not resolve the alternative authorization request. On February 25, 2010, UPSA made an administrative submission asking for a reconsideration of the decision, which was rejected on April 27, 2010. On November 4, 2011, UPSA submitted an administrative appeal before the Ministry of Industry, and its decision is still pending. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $900, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $300. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or results of operations of the Company.

Ultrapetrol S.A.-Assessment by Argentinean Tax Authority

On October 11, 2013, Ultrapetrol S.A. (UPSA) took notice of a possible administrative proceeding against it by the Argentine Tax Authority in connection with an alleged undue application of a double taxation treaty between Argentina and Spain for fiscal years 2006 to 2010. As a result of the Argentine Tax Authority's initial assessment, a difference amounting to approximately $220 plus interests would be due. On April 14, 2014, following local counsel advice, UPSA paid the total sum of Argentinean Pesos 3,257,071 (approximately $350) including capital, interests and a fine. With this payment, the case can be considered concluded.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

c)	Tax claim in Brazil

UP Offshore Apoio Marítimo Ltda.- Rio de Janeiro State Treasury Office- UP Pearl Tax assessment

On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel "UP PEARL". The said authorities determined the corresponding assessment in the amount of R$ 768,096.34 (approximately $340), plus interest. On July 15, 2014, the Company submitted its reply alleging the non application of the tax to the import of the vessel. In parallel, an injunction in favour of the Company was granted by a Court to prevent the ICMS collection by the tax authorities. Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

Agriex Agenciamentos, Afretamentos and UP Offshore Apoio Marítimo Ltda- Court of the Municipality Public Treasury of Vila Velha/ES- UP Agua Marinha - Writ of mandamus

On July 23, 2014, Agriex Agenciamentos, Afretamentos and UP Offshore Apoio Marítimo Ltda commenced judicial proceedings against the tax authorities of the Municipality of Vila Velha as a result of a tax assessment issued by said authorities who allege the infringement of tax regulations due to lack of payment of ISS taxes related to services rendered by our vessel UP Agua-Marinha in Vila Velha area. Tax authorities are claiming payment of R$ 573,713.33 (approximately $250) plus interests. Our local counsel has advised that there is a remote chance that this matter, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

6.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The Company's liabilities as of June 30, 2014 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current liabilities: - Interest rate collar (included in other liabilities)	$-	$716	$-
- Interest rate swaps (included in other liabilities)	-	594	-
Noncurrent liabilities: - Interest rate collar (included in other liabilities)	-	421	-
- Interest rate swaps (included in other liabilities)	-	390	-

The estimated fair value of the Company's other financial assets and liabilities as of June 30, 2014 were as follows:

	Carrying amount (unaudited)	Estimated fair value (unaudited)
ASSETS

Cash and cash equivalents	$59,705	$59,705
Restricted cash (current and noncurrent portion)	12,998	12,998

LIABILITIES

Long term financial debt (current and non-current portion – Note 4) (1)	$482,216	$500,888

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  It was not practicable to estimate the fair value of the Company's investments in 50% or less owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Liabilities arising from outstanding derivative positions are included in the accompanying unaudited condensed consolidated balance sheets as other liabilities, as follows:

	At June 30, 2014 (unaudited)
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$716	$421
Interest rate swaps (cash flow hedge)	482	399
	$1,198	$820

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

	At December 31, 2013
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$725	$637
Interest rate swaps (cash flow hedge)	385	464
	$1,110	$1,101

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large and well-established financial institutions and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of June 30, 2014, the total notional amount of the interest rate collar is $58,694.

INTEREST RATE SWAP AGREEMENTS

Through our subsidiaries in the Offshore Supply Business, we have entered into various interest rate swap agreements maturing in October 2016 and December 2018 that call our subsidiaries to pay fixed interest rates ranging from 0.89% to 3.67% on aggregate notional values of $46,600 and receive a variable interest rate based on LIBOR on these notional values. The purpose of these interest rate swap agreements is to hedge our exposure to interest volatility under our financings with DVB Bank SE and Banco Security and DVB Bank SE, NIBC and ABN Amro.

These contracts qualify for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of these agreements equate to the amount that would be paid or received by the Company if the agreement was cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of June 30, 2014, the total notional amount of the interest rate swaps is $43,299.

OTHER DERIVATIVE INSTRUMENTS

Through our subsidiaries in the Offshore Supply Business, the Company has entered into various interest rate swap agreements, while providing effective economic hedges, are not designated as hedges for accounting purposes. These contracts mature ranging from 2014 through 2016 and call for the Company to pay fixed interest rate at 0.90% on an aggregate notional value of $17,723 and receive a variable interest rate based on LIBOR.  Changes in the fair value are recognized within "Other income (expenses)" in the accompanying unaudited condensed consolidated statement of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies' tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $109 at June 30, 2014) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

h)	United States of America (US)

Under the US Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the US are characterized as US source shipping income.  Such income is subject to 4% US federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the six-month periods ended June 30, 2014 and 2013, our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

9.	SHARE CAPITAL

Common shares and shareholders

On July 2, 2012, the shareholders of the Company at a Special General Meeting approved the increase in authorized share capital from 100,000,000 to 250,000,000 shares of common stock with a par value of $0.01 per share, and approved the adoption of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association.

The shares held directly by our Original Shareholders (Los Avellanos and Hazels), amounted to 7,864,085 shares at June 30, 2014, of which 7,713,366 are expressly entitled to seven votes per share (with the other 150,719 shares being one vote) and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable, unless transferred to another Original Shareholder.

If, after the date that is four years following the date of the Shareholders' Agreement (November 13, 2012), Sparrow sells all of its shares to one or more third parties, the multi-vote rights attached to the shares owned by Los Avellanos and Hazels shall terminate upon such sale and be of no further force and effect, and all such shares shall entitle the holder thereof to one vote, unless after the date that is two years following the date of the Shareholders' Agreement and prior to such sale (i) the Company or Sparrow has successfully completed a third party sale at a price such that if all of Sparrow's shares were sold at such a price on the date of such sale, Sparrow would achieve a certain rate of return on its investment in the Company or (ii) the Company's directors nominated by Sparrow have not approved a proposal to cause the Company to make such a sale, at any time when the 180-day daily weighted  average price of the Company's common stock was sufficiently high to achieve such rate of return.

At June 30, 2014, the outstanding common shares are 140,419,487 par value $.01 per share.

At June 30, 2014, our shareholders Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels hold 93,940,000, 16,060,000, 4,735,517 and 3,128,568 shares, respectively, which represent 66.9%, 11.4%, 3.4% and 2.2% of the outstanding shares, respectively.  The joint voting power for these shares represents 87.9% of the total voting power and pursuant to a shareholder agreement signed between Sparrow, Los Avellanos and Hazels, Los Avellanos and Hazels agree to vote their shares of common stock in the same manner as Sparrow, except for any matter that requires, but does not obtain, the approval of six directors of the Company.

Sparrow Cl Sub Ltd. issued on December 12, 2012 to Hazels a warrant, which granted Hazels the right, exercisable upon the occurrence of certain conditions, to acquire all of the economic interest in Sparrow Cl Sub Ltd. On February 18, 2014, Hazels exercised the warrant and obtained 100 Class B shares of Sparrow Cl Sub Ltd., representing all the economic interest (but none of the voting interests) of Sparrow CI Sub Ltd. Sparrow holds all the voting interests in Sparrow CI Sub Ltd.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez R., our president, chief executive officer and a director, and Ricardo Menendez R., our executive vice president and a director.  As such, they have the ability to exert influence over the operations of the Company.

Subsequent events

On July 15, 2014, the major shareholders of the Company made filings with the U.S. Securities and Exchange Commission in which they disclosed the following:

–	On July 13, 2014, Sparrow, Los Avellanos and Hazels entered into a share purchase agreement, pursuant to which Sparrow agreed to purchase from Los Avellanos and Hazels an aggregate of 7,864,085 shares of common stock and 100 Class B shares of Sparrow CI Sub Ltd (which, upon the closing of the proposed transaction, will comprise all of the outstanding shares of stock of Sparrow CI Sub Ltd, which in turn owns 16,060,000 shares of common stock of the Company).

Under the share purchase agreement, the closing of the sale transaction is subject to certain conditions, including (a) obtaining the approval of the shareholders of Los Avellanos and SIPSA S.A. which was obtained on July 31, 2014, (b) obtaining the consent of certain lenders to the Company, and (c) other customary conditions. Subject to satisfaction or waiver of such closing conditions, the closing date is scheduled to take place on or before September 11, 2014. Either party may, subject to certain exceptions, terminate the agreement if the proposed closing date has not occurred within 75 days after signing, subject to extension under certain circumstances. Upon the proposed closing, Sparrow's interest in the Company will increase from 66.9% to 84.9%. and the capital of the Company will be comprised exclusively of one vote shares.

–	Under the share purchase agreement, Hazels will have the right to submit an offer to purchase from the Company its Ocean Business at a price to be determined and subject to certain terms and conditions, including the approval of the independent director of the Company.

–	In connection with the sale transaction, it has been agreed that, on the closing date, the Company will terminate its employment agreements with Felipe Menendez R. and Ricardo Menendez R. and the consulting agreements with entities controlled by them and enter into new employment and consulting agreements with them.

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At June 30, 2014 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

10.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements (Note 2).  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.  We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.  In addition, we use one barge, our Parana Iron (former Parana Petrol) as an iron ore floating transshipment and storage station. River Business transportation services contributed 42% and 45% of consolidated operating revenues for the six-month periods ended June 30, 2014 and 2013, respectively. The company also has a shipyard that should promote organic growth and from time to time make external sales.  Third party shipyard sales contributed 9% and 16% of consolidated operating revenues for the six-month periods ended June 30, 2014 and 2013, respectively.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.  Our Offshore Supply Business fleet consists of fourteen PSVs, ten of which were in operation in Brazil and the other four in the North Sea (UK). Offshore Supply Business transportation services contributed 30% and 22% of consolidated operating revenues for the six-month periods ended June 30, 2014 and 2013, respectively.

Ocean Business: In our Ocean Business, we operate six oceangoing vessels, four product tankers (one of which is on lease to us), and two container feeder vessels under a container line service in Argentina cabotage trade, which transport mostly foreign containers from the transshipment port of Buenos Aires, Argentina and Montevideo, Uruguay to the southern region of Patagonia in Argentina. Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives in the South American coastal trade where we have preferential rights. Ocean Business transportation services contributed 19% and 17% of consolidated operating revenues for the six-month periods ended June 30, 2014 and 2013, respectively.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the six-month period ended June 30, (unaudited)
	2014	2013
Revenues (1)
− South America	$162,255	$162,595
− Central America	1,115	21,021
− Europe	17,147	7,227
− North America	1,078	538
− Asia	4,127	8,295
	$185,722	$199,676

(1)	Classified by country of domicile of charterers/customers.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At June 30, 2014 (unaudited)	At December 31, 2013
Vessels and equipment, net
− South America	$600,194	$589,736
− Europe	120,538	24,376
− Asia	-	96,994
− Other	4,317	4,325
	$725,049	$715,431

For the six-month period ended June 30, 2014, 87% of the Company's revenues are concentrated in South America and at June 30, 2014, 83% of the Company's vessels and equipment are located in South America.

For the six-month period ended June 30, 2014, revenues from charterers domiciled in Argentina, Brazil and Paraguay represented 21%, 28% and 28%, of the Company's consolidated revenues, respectively.

For the six-month period ended June 30, 2013, 81% of the Company's revenues are concentrated in South America and at December 31, 2013, 82% of the Company's vessels and equipment are located in South America.

For the six-month period ended June 30, 2013, revenues from charterers domiciled in Argentina, Brazil and Paraguay represented 17%, 21% and 34%, of the Company's consolidated revenues, respectively.

As a result, the Company's financial condition and results of operations depend, to a significant extent, on macroeconomic, regulatory and political conditions prevailing in South America.

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the six-month period ended June 30, 2014 (unaudited):

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$77,274	$57,078	$35,349	$169,701
Manufacturing revenues	16,021	-	-	16,021
Running and voyage expenses	65,723	26,555	26,310	118,588
Manufacturing cost	10,468	-	-	10,468
Depreciation and amortization	13,035	8,143	3,674	24,852
Segment operating (loss) profit	(5,046)	17,510	2,572	15,036
Segment assets	421,496	356,527	103,249	881,272
Investments in and receivables from affiliates	3,744	-	205	3,949
Loss from investment in affiliates	(401)	-	(14)	(415)
Additions to long-lived assets	28,547	2,742	186	31,475

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheets were as follow:

At June 30, 2014 (unaudited)

Total assets for reportable segments	$881,272
Other assets	14,488
Corporate cash and cash equivalents	59,705
Consolidated total assets	$955,465

The following schedule presents segment information about the Company's operations for the six-month period ended June 30, 2013 (unaudited):

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$90,994	$42,447	$34,698	$168,139
Manufacturing revenues	31,537	-	-	31,537
Running and voyage expenses	70,554	20,583	30,324	121,461
Manufacturing cost	21,573	-	-	21,573
Depreciation and amortization	11,727	5,395	3,401	20,523
Segment operating (loss) profit	10,664	11,636	(3,097)	19,203
Loss from investment in affiliates	(302)	-	(17)	(319)
Additions to long-lived assets	2,196	5,454	5,332	12,982

11.	SUPPLEMENTAL GUARANTOR INFORMATION

On June 10 and October 2, 2013 the Company issued $200,000 and $25,000, respectively of its 2021 Senior Notes.

The 2021 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by Company's subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2021 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed consolidating financial information for the Guarantor Subsidiaries for the 2021 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with the consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT JUNE 30, 2014 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidating amounts

Current assets
Receivables from related parties	$411,670	$49,296	$26,196	$(487,083)	$79
Other current assets	29,554	57,823	73,618	-	160,995
Total current assets	441,224	107,119	99,814	(487,083)	161,074

Noncurrent assets
Vessels and equipment, net	$-	$293,204	$432,644	$(799)	$725,049
Investment in affiliates	182,087	-	205	(182,087)	205
Other noncurrent assets	8,550	29,746	30,841	-	69,137
Total noncurrent assets	190,637	322,950	463,690	(182,886)	794,391
Total assets	$631,861	$430,069	$563,504	$(669,969)	$955,465

Current liabilities
Payable to related parties	$-	$245,595	$243,261	$(487,018)	$1,838
Current portion of long-term financial debt	-	6,420	25,833	-	32,253
Other current liabilities	1,746	34,886	11,877	-	48,509
Total current liabilities	1,746	286,901	280,971	(487,018)	82,600

Noncurrent liabilities
Long-term financial debt net of current portion	226,016	$45,473	$178,474	$-	$449,963
Other non current liabilities	-	290	18,513	-	18,803
Total noncurrent liabilities	226,016	45,763	196,987	-	468,766
Total liabilities	227,762	332,664	477,958	(487,018)	551,366

Total equity	404,099	97,405	85,546	(182,951)	404,099
Total liabilities and equity	$631,861	$430,069	$563,504	$(669,969)	$955,465

 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2013

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$423,536	$45,715	$81,996	$(551,195)	$52
Other current assets	21,016	68,998	105,638	-	195,652
Total current assets	444,552	114,713	187,634	(551,195)	195,704

Noncurrent assets
Vessels and equipment, net	-	265,577	450,682	(828)	715,431
Investment in affiliates	180,616	-	220	(180,616)	220
Other noncurrent assets	8,974	30,552	29,130	-	68,656
Total noncurrent assets	189,590	296,129	480,032	(181,444)	784,307
Total assets	$634,142	$410,842	$667,666	$(732,639)	$980,011

Current liabilities
Payable to related parties	$-	$188,021	$364,525	$(551,195)	$1,351
Current portion of long-term financial debt	-	6,420	25,833	-	32,253
Other current liabilities	2,511	53,383	1,890	-	57,784
Total current liabilities	2,511	247,824	392,248	(551,195)	91,388

Noncurrent liabilities
Long-term financial debt	$226,070	$48,682	$191,392	$-	$466,144
Other noncurrent liabilities	-	267	16,651	-	16,918
Total noncurrent liabilities	226,070	48,949	208,043	-	483,062
Total liabilities	228,581	296,773	600,291	(551,195)	574,450

Total equity	405,561	114,069	67,375	(181,444)	405,561
Total liabilities and equity	$634,142	$410,842	$667,666	$(732,639)	$980,011

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2014 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$102,078	$100,406	$(16,762)	$185,722

Operating expenses	(3,686)	(112,886)	(70,905)	16,791	(170,686)
Operating (loss) profit	(3,686)	(10,808)	29,501	29	15,036

Investment in affiliates	1,442	-	(415)	(1,442)	(415)
Other income (expenses)	257	(5,049)	(6,704)	-	(11,496)
(Loss) income before income tax	(1,987)	(15,857)	22,382	(1,413)	3,125

Income tax	-	(807)	(4,305)	-	(5,112)
Net (loss) income	(1,987)	(16,664)	18,077	(1,413)	(1,987)

Net income attributable to noncontrolling interest	-	-	-	-	-
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(1,987)	$(16,664)	$18,077	$(1,413)	$(1,987)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$144,155	$79,014	$(23,493)	$199,676

Operating expenses	(3,706)	(130,579)	(69,710)	23,522	(180,473)
Operating (loss) profit	(3,706)	13,576	9,304	29	19,203

Investment in affiliates	16,414	-	(319)	(16,414)	(319)
Other (expenses) income	(5,076)	(1,710)	(1,890)	-	(8,676)
Income (loss) before income taxes	7,632	11,866	7,095	(16,385)	10,208

Income taxes (expense) benefit	-	(858)	(1,165)	-	(2,023)
Net income (loss)	7,632	11,008	5,930	(16,385)	8,185

Net income attributable to noncontrolling interest	-	-	-	553	553
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$7,632	$11,008	$5,930	$(16,938)	$7,632

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2014 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(1,987)	$(6,680)	$18,077	$(11,397)	$(1,987)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	(1,586)	(23,526)	32,466	11,397	18,751
Net cash provided by (used in) operating activities	(3,573)	(30,206)	50,543	-	16,764

Intercompany sources	11,866	53,993	(65,859)	-	-
Non-subsidiary sources	-	(24,497)	10,611	-	(13,886)
Net cash provided by (used in) investing activities	11,866	29,496	(55,248)	-	(13,886)

Intercompany sources	-	-	-	-	-
Non-subsidiary sources	-	(3,210)	(12,588)	-	(15,798)
Net cash (used in) financing activities	-	(3,210)	(12,588)	-	(15,798)
Net increase (decrease) in cash and cash equivalents	$8,293	$(3,920)	$(17,293)	$-	$(12,920)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$8,185	$11,008	$6,483	$(17,491)	$8,185
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	(13,318)	18,706	(20,000)	17,491	2,879
Net cash (used in) provided by operating activities	(5,133)	29,714	(13,517)	-	11,064

Intercompany sources	(43,107)	6,551	60,344	(23,788)	-
Non-subsidiary sources	-	(5,537)	(5,556)	-	(11,093)
Net cash (used in) provided by investing activities	(43,107)	1,014	54,788	(23,788)	(11,093)

Intercompany sources	-	(23,788)	-	23,788	-
Non-subsidiary sources	(69,497)	(2,851)	(18,523)	-	(90,871)
Net cash provided by (used in) financing activities	(69,497)	(26,639)	(18,523)	23,788	(90,871)
Net (decrease) increase in cash and cash equivalents	$(117,737)	$4,089	$22,748	$-	$(90,900)